EXHIBIT

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the "40-F") of Entrée Gold Inc. (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the use of and reference to my name as a Qualified Person for Sections 1, 17, 20.2.1 and 21.1.1 of the Technical Report ("Lookout Hill Project, Mongolia, NI 43-101 Technical Report, with an Effective Date 29 March 2007) under the headings "General Development of the Business, Three Year History, Table 1" and "Description of the Business, Lookout Hill Property" in the Company's Annual Information Form for the year ended December 31, 2006, with an Effective Date March 30, 2007, and in the 40-F.

Sincerely,

"signed and sealed"

Harry Parker, P.Geo
Technical Director
Mining & Metals Consulting Group
AMEC Americas Limited

Date: April 3, 2007

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057